February 2, 2007

Mail Stop 4561

Mr. Ralph A. Fredericks
Treasurer
Holobeam, Inc.
217 First Street, PO Box 287
Ho-Ho-Kus, NJ 07423

Re: Holobeam, Inc.
        Form 10-K for the year ended September 30, 2006
        Filed December 28, 2006
        File No. 0-03385

Dear Mr. Fredericks:

        We have reviewed your response letter dated January 23, 2007 and have the
following additional comment. As previously stated, this comment requires amendment
to the referenced filing previously filed with the Commission**.**

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comment or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2006

Financial Statements

Reports of Independent Registered Public Accounting Firm

1. We have read your response to prior comment 1 and await the filing of your Form
    10-K, amended to include an audit report that expresses an opinion on the *restated*
    2004 and 2005 financial statements. Please tell us when you plan to file this Form
    10-K amendment. Upon our review of your Form 10-K amendment, we may
    have additional comments.

*   *   *   *

        As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

        You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3403 if you have questions.

                        Sincerely,

                        Steven Jacobs
                        Associate Chief Accountant